Exhibit 99.1

Important Information

This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Chambers Street Properties (the “Company”). The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its shareholders and file with the Securities and Exchange Commission (the “SEC”). The full details of the tender offer, including complete instructions on how to tender common shares of beneficial interest, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will distribute to shareholders and file with the SEC upon commencement of the tender offer. Shareholders are urged to carefully read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the tender offer. Shareholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at http://www.sec.gov or by calling the information agent for the contemplated tender offer, who will be identified in the materials filed with the SEC at the commencement of the tender offer. In addition, shareholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at http://www.chambersstreet.com or by directing a request to Mr. Martin A. Reid, Chambers Street Properties, 47 Hulfish Street, Suite 210, Princeton, NJ 08542 or (609) 683-4900.

Transcript of an interview by The Street of Jack Cuneo, Chief Executive Officer of Chambers Street Properties posted on the Company’s website on May 10, 2013.

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Brad Thomas: Brad Thomas here at The Street and I’m here today with Jack Cuneo, the CEO with Chambers Street. Jack, good to see you today.

Jack Cuneo: How are you Brad? Really glad to be here.

Brad Thomas: Great to be here as well. Well, we’ve got a new REIT coming out here in May – end of May – Chambers Street. Previously a non-traded REIT, non-listed REIT. We’ve seen a lot of the non-listed liquidity events of late. Tell us, what’s driving the liquidity markets today from REITS who are converting from non-traded REITS to publicly listed REITS?

Jack Cuneo: Well I think in a lot of cases what we are looking at is, one a very good market for REITs on the exchange, you know, being traded. I think they are doing really well. I think people are appreciating that it’s an asset backed investment and we are seeing great, you know, response and great receptivity to them. Also, I think, we started this in 2004 and we’ve kind of gotten to the point now where we are $3.2 billion in assets and the next way to grow is to be able to access the capital markets for, to get further equity offerings, and whatever is the flavor of the month. But we’re really looking forward to being in the capital markets and really growing this company.

Brad Thomas: Great. So Chambers Street is actually a real location. There’s a Chambers Street in your home town, is that right?

Jack Cuneo: In Princeton, New Jersey, where our office is. Our office sits at the corner of Hulfish and Chambers Street. We decided that, you know, after going through probably thousands of names, we looked out the window and said “Hulfish or Chambers”. Hulfish was kind of a funny name, so Chambers Street it is.

Brad Thomas: So Chambers Street is essentially a triple net REIT. However, you are investing, I believe, in industrial and office properties. Is that correct?

Jack Cuneo: Correct. Most of the triple net REITS are primarily retail oriented, you know. They have relatively flat portfolios; their leases are relatively flat; more special purpose properties. What we were trying to do was look for – do something that was different by focusing on industrial buildings and office and what we looked for are mission critical facilities for major corporations. So we’ve got distribution facilities for a lot of big companies like Kellogg’s, Clorox, our biggest tenant Amazon and on the office side we also are trying to do corporate headquarters buildings. We did one for Endo pharmaceuticals and we just signed another pharma company up for another built-to-suit building.

Brad Thomas: You mentioned Amazon; I think that’s around 6% of your portfolio. And so the majority of your tenants now are under 5%?

Jack Cuneo: Yes.

Brad Thomas: In terms of their concentration?

Jack Cuneo: Right. We have 275 tenants and they represent 25 different industries. So we feel that’s really where the diversification of the portfolio is. It’s really, how does your tenant make money and then how do you figure out where your rent’s coming from and you’re not getting concentrated into any one particular industry where you might be vulnerable.

Brad Thomas: Right. And in terms of diversification – or geographic diversification – I think a lot of your peers are located – their foot print is essentially in the US, but you have international operations as well?

Jack Cuneo: We have about 10% of our portfolio in Germany and the United Kingdom. And there also, we have two Amazon facilities in Germany.

Brad Thomas: In terms of your capital structure, what are you looking for in terms of your entry into the public markets; in terms of money you are trying to raise; and how your debt is going to look after the initial IPO?

Jack Cuneo: We are not looking to raise any equity. We are not looking to do a regular IPO. Our plan is to list our shares and concurrent with that provide a tender offer of $125 million to basically get trading going, create a float in the stock and go from there.

Brad Thomas: And what’s your time frame for that?

Jack Cuneo: Currently we are looking at May 21st as our kick-off day.

Brad Thomas: Okay. Most important thing is the dividend, of course and obviously we don’t know where the dividend is going to be today until it starts trading but can you kind of give us a little idea about the safety of the dividend and where you think this will be priced?

Jack Cuneo: We are setting the dividend to be comparable with our peer group. And so we’ve got about 9 or 10 companies that we look at as potential peers. And we set our dividend to be on the high range of our peer group. We set the dividend at 50 cents a share and, you know, we know it’s solid. We have a really good base of tenants that will keep that dividend going.

Brad Thomas: Great. Jack, I’m really excited to follow Chambers Street moving forward and thank you for being on the show today.

Jack Cuneo: Alright. Thank you, Brad.

Brad Thomas: Thank you.

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This document may contain various “forward-looking statements.” You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions, including statements about the timing and likelihood of providing a liquidity event to our shareholders. Statements regarding the following subjects may be impacted by a number of risks and uncertainties such as our business strategy; our ability to obtain future financing arrangements; estimates relating to our future distributions; our understanding of our competition; market trends; projected capital expenditures; the impact of technology on our products, operations and business; and the use of the proceeds of our dividend reinvestment plan offering and subsequent offerings. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common shares, along with the following factors that could cause actual results to vary from our forward-looking statements such as our ability to complete the listing of our common shares on the NYSE; our ability to complete the tender offer; the price at which our common shares may trade on the NYSE, which may be higher or lower than the purchase price in the tender offer; the price and time at which we may make additional repurchases of common shares following completion of the tender offer; the number of common shares acquired in such repurchases and the terms, timing, costs, and interest rate on any indebtedness incurred to fund such repurchases; national, regional and local economic climates; changes in supply and demand for office and industrial properties; adverse changes in the real estate markets, including increasing vacancy, decreasing rental revenue and increasing insurance costs; availability and credit worthiness of prospective tenants; our ability to maintain rental rates and maximize occupancy; our ability to identify and secure acquisitions; our failure to successfully manage growth or operate acquired properties; our pace of acquisitions and/or dispositions of properties; risks related to development projects (including construction delay, cost overruns or our inability to obtain necessary permits); payment of distributions from sources other than cash flows and operating activities; receiving corporate debt ratings and changes in the general interest rate environment; availability of capital (debt and equity); our ability to refinance existing indebtedness or incur additional indebtedness; failure to comply with our debt covenants; unanticipated increases in financing and other costs, including a rise in interest rates; the actual outcome of the resolution of any conflict; material adverse actions or omissions by any of our joint venture partners; our ability to operate as a self-managed company; availability of and ability to retain our executive officers and other qualified personnel; future terrorist attacks in the United States or abroad; the ability of our operating partnership to continue to qualify as a partnership for U.S. federal income tax purposes; our ability to continue to qualify as a REIT for U.S. federal income tax purposes; foreign currency fluctuations; changes to accounting principles, policies and guidelines applicable to REITs; legislative or regulatory changes adversely affecting REITs and the real estate business; and environmental, regulatory and/or safety requirements. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in the Company’s Annual Report on Form 10 K for the fiscal year ended December 31, 2012 and other documents of the Company on file with or furnished to the SEC. Any forward looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business or operations. Except as required by law, the Company undertakes no obligation to update publicly or revise any forward looking statement, whether as a result of new information, future developments or otherwise. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward looking statements.